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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2001

Focal Communications Corporation 401(k) Plan
(Full title of the Plan)

Focal Communications Corporation
(Exact name of issuer of securities pursuant to the Plan)

Delaware (State or other jurisdiction of incorporation or organization)	36-4167094 (I.R.S. Employer Identification No.)

200 N. LaSalle Street
Suite 1100
Chicago, IL 60601
(Address of principal executive offices) (Zip Code)

(312) 895-8400
(Registrant's telephone number, including area code)

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

        NOTE: THIS IS A COPY OF THE AUDIT REPORT PREVIOUSLY ISSUED BY ARTHUR ANDERSEN LLP ("ARTHUR ANDERSEN") IN CONNECTION WITH FOCAL COMMUNICATIONS CORPORATION 401(k) PLAN FORM 11-K FILING FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000. THE INCLUSION OF THIS PREVIOUSLY ISSUED ARTHUR ANDERSEN REPORT IS PURSUANT TO THE "TEMPORARY FINAL RULE AND FINAL RULE REQUIREMENTS FOR ARTHUR ANDERSEN LLP AUDITING CLIENTS," ISSUED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION IN MARCH 2002. NOTE THAT THIS PREVIOUSLY ISSUED ARTHUR ANDERSEN REPORT INCLUDES REFERENCES TO CERTAIN FISCAL YEARS THAT ARE NOT REQUIRED TO BE PRESENTED IN THE ACCOMPANYING CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2000. THIS AUDIT REPORT HAS NOT BEEN REISSUED BY ARTHUR ANDERSEN IN CONNECTION WITH THIS FILING ON FORM 11-K.

To the Plan Administrator of the
Focal Communications Corporation
401(k) Plan:

        We have audited the accompanying statements of net assets available for plan benefits of FOCAL COMMUNICATIONS CORPORATION 401(k) PLAN as of December 31, 2000 and 1999, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our report dated October 13, 2000, we expressed a disclaimer of opinion on the statement of net assets available for plan benefits as of December 31, 1999 (the "1999 financial statement") because the Plan administrator, as permitted by the Department of Labor's Rules and Regulations, instructed us not to audit the information certified by the trustee. This report on the 1999 financial statement reflects having performed sufficient audit procedures to render an opinion on the 1999 financial statement. Accordingly, our present opinion on the 1999 financial statement, as presented herein, is unqualified.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of Focal Communications Corporation 401(k) Plan as of December 31, 2000 and 1999, and the changes in net assets available for plan benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

        Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur Andersen

Chicago, Illinois
October 10, 2001

i

Focal Communications Corporation
401(k) Plan

Financial Statements and Supplemental Schedule
December 31, 2001 and 2000 and year ended December 31, 2001
Together With Auditors' Report

Employer Identification Number 36-4167094
Plan Number 001

ii

Focal Communications Corporation 401(k) Plan
Financial Statements and Supplemental Schedule
December 31, 2001 and 2000 and year ended December 31, 2001

iii

REPORT OF INDEPENDENT AUDITORS

To the Plan Administrator of the
Focal Communications Corporation
401(k) Plan:

        We have audited the accompanying statement of net assets available for benefits of FOCAL COMMUNICATIONS CORPORATION 401(k) PLAN as of December 31, 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements and schedule of Plan as of December 31, 2000, were audited by other auditors who have ceased operations and whose report dated October 10, 2001, expressed an unqualified opinion on those statements.

        We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001, and the changes in its net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

        Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2001, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP
Chicago, Illinois
September 12, 2002 (except for Note 8,
as to which the date is July 1, 2003)

FOCAL COMMUNICATIONS CORPORATION
401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(Employer Identification Number 36-4167094, Plan Number 001)

	December 31,
	2001	2000
ASSETS:
Investments, at fair value (Note 3)	$13,053,963	$9,249,117
Cash	287	12,381
Due from broker for unsettled trades	—	14,152
Receivables—
Employer contributions	—	53,951
Participant contributions	—	205,386

Total receivables	—	259,337

Total Assets	13,054,250	9,534,987

LIABILITIES:
Refunds to participants	42,257	—
Due to broker for unsettled trades	83	—

Total Liabilities	42,340	—

NET ASSETS AVAILABLE FOR BENEFITS	$13,011,910	$9,534,987

The accompanying notes to financial statements
are an integral part of these statements.

FOCAL COMMUNICATIONS CORPORATION
401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(Employer Identification Number 36-4167094, Plan Number 001)

Year ended December 31, 2001
INCREASES (DECREASES):
Net investment income (loss)—
Interest and dividends	$90,242
Net realized and unrealized depreciation in fair value of investments	(2,927,307)

Net investment loss	(2,837,065)

Contributions—
Participant	5,419,603
Employer, net	1,376,333
Rollovers	587,612

Total contributions	7,383,548

Benefits paid to participants	(1,061,583)

Administrative expenses	(7,977)

NET INCREASE	3,476,923
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	9,534,987

End of year	$13,011,910

The accompanying notes to these financial statements
are an integral part of these statements.

FOCAL COMMUNICATIONS CORPORATION
401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
(Employer Identification Number 36-4167094, Plan Number 001)

1.     DESCRIPTION OF PLAN

  The following description of the Focal Communications Corporation (the "Company") 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

  General

  The Plan is a defined contribution plan covering all employees of the Company who are at the age of 21 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). In October 2001, the Company changed custodians of the Plan from Morgan Stanley Dean Witter (the "Former Custodian") to Mass Mutual Retirement Services and Investors Bank and Trust (the "Custodian") and record keepers from Morgan Stanley Dean Witter to Mass Mutual Retirement Services. In February 2000, the Company changed custodians of the Plan from State Street Bank & Trust to Morgan Stanley Dean Witter and record keepers from ADP to Morgan Stanley Dean Witter.

  Contributions

  Each year, participants may contribute up to 15% of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan, which are pooled separate accounts and Focal Communications Corporation stock. The Company contributes 30% of the first 10% of base compensation that a participant contributes to the Plan. The matching Company contribution is invested directly in the same investment elections that the participant selected. Additional profit-sharing amounts may be contributed at the option of the Company's Board of Directors and are invested in a portfolio of investments as directed by the participant. Contributions are subject to certain limitations.

  Participant Accounts

  Each participant's account is credited with the participant's contribution and allocations of the Company's contribution and allocations of Plan earnings or losses. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Certain administrative expenses such as loan initiation fees, check charges and certain record-keeping fees are charged to participants' accounts.

  Vesting

  Participants are vested immediately in their contributions plus actual earnings or losses thereon. Vesting in the Company's contribution portion of their accounts is 20% per year of credited service; an employee is 100% vested after 5 years of service.

  Participant Loans

  Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the balance in the participant's account and bear interest at rates that are prime rate in the month the loan was made plus 1%. The interest rates on the outstanding loans range from 5.75% to 10.5%.

  Payment of Benefits

  On termination of service due to death, disability or retirement, a participant may elect either to receive a lump-sum amount equal to the value of the participant's vested interest in his or her account, or defer monthly payments until the participant has attained age 70 1/2. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution or elect a direct rollover to an individual retirement account or to another employer's tax qualified plan.

  Forfeited Accounts

  At December 31, 2001, there were no forfeited nonvested accounts. At December 30, 2000, forfeited nonvested accounts totaled $407. These accounts were used to offset current and future employer contributions. During the plan year ended December 31, 2001, forfeited nonvested amounts of $133,015 were used to offset employer contributions.

2.     SUMMARY OF ACCOUNTING POLICIES

  Use of Estimates

  The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

  Investment Valuation and Income Recognition

  The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Shares of pooled separate accounts are valued at the net asset value of shares held by the Plan at year-end. Loans are valued at their outstanding balances which approximate fair value.

  Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

  Payment of Benefits

        Benefits are recorded when paid.

  Reclassification

  Certain amounts have been reclassified to conform with the current year presentation.

3.     INVESTMENTS

  The Plan's investments at December 31, 2001 are held by the Custodian. At December 31, 2000, the investments were held by the Former Custodian. All investments are participant directed.

  The following presents investments that represent 5% or more of the Plan's net assets.

	December 31,
	2001	2000
MM Overseas	$1,061,232	$—
MM Growth Equity	1,274,504	—
MM OTC 100	1,200,042	—
Oppenheimer Main Street Growth & Income	778,497	—
Oppenheimer Capital Appreciation	3,839,747	—
MM Money Market	692,300	—
MM Indexed Equity	1,539,004	—
Alliance Premier Growth Fund	—	1,391,984
Alliance Technology Fund	—	667,613
MSDW American Opportunities Fund	—	1,124,697
MSDW S&P 500 Index Fund	—	1,306,943
Pilgrim International Value Fund	—	816,152
Van Kampen Emerging Growth Fund	—	1,990,485

  During 2001, the Plan's investments (including investments bought, sold and held during the year) appreciated (depreciated) as follows:

Pooled Separate Accounts	$1,238,141
Mutual Funds	(4,248,243)
Common Stock	82,795

$(2,927,307)

4.     RELATED-PARTY TRANSACTIONS

  Certain costs of administering the Plan are paid by the Company. Fees paid by the Company for the investment management and Custodian services amounted to $18,407 for the year ended December 31, 2001. A portion of the Plan's assets is invested in common stock of the Company.

5.     PLAN TERMINATION

  Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their account balances.

6.     INCOME TAX STATUS

  The Plan has not received a determination letter from the Internal Revenue Service stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code"). However, the plan administrator believes that the Plan is qualified and, therefore, the related trust is exempt from taxation. The Plan operates under a mass mutual non-standardized prototype plan.

7.     RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

  The following is a reconciliation of net assets available for benefits as of December 31, 2001 and 2000, and the net increase in the statement of changes in net assets available for benefits for the year ended December 31, 2001, per the financial statements to the Form 5500 as filed by the Plan for the year ended December 31, 2001.

	Net Assets Available for Benefits
	2001	2000
Per financial statements	$13,011,910	$9,534,987
Contributions receivable	—	(259,337)
Refunds to participants	42,257	—

Per Form 5500	$13,054,167	$9,275,650

	Contributions Participant	Contributions Employer
Per financial statements	$5,419,603	$1,376,333
2000 contributions receivable	205,386	53,951
Refunds to participants	42,257	—

Per Form 5500	$5,667,246	$1,430,284

8.     SUBSEQUENT EVENTS

  On December 19, 2002 ("the Petition Date"), the Company filed a voluntary Chapter 11 bankruptcy petition with the United States Bankruptcy Court for the District of Delaware (the "Filing"). In April 2003, the Company filed an Amended Reorganization Plan with the Bankruptcy Court. The Bankruptcy Court approved the disclosure statement for the Amended Reorganization Plans by its order dated May 2, 2003, and approved the Amended Reorganization Plan by its order dated June 19, 2003.

  In October 2002, Plan assets that were invested in Focal Common Stock were liquidated.

  The Company emerged from bankruptcy on July 1, 2003. Under the terms of the Amended Reorganization Plan, the holders of our common stock were not entitled to any recovery.

FOCAL COMMUNICATIONS CORPORATION
401(k) PLAN

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)
December 31, 2001
(Employer Identification Number 36-4167094, Plan Number 001)

Description of Asset	Shares or Face Value	Current Value
*Focal Communications Corp common stock	13,826	$258,642
*MM Sm Cap Growth (W&R/Wellington)	193	23,484
*MM Core Bond	5,035	588,457
*MM Overseas	12,619	1,061,232
*MM Large Cap Value	4,923	432,952
*MM Growth Equity	14,054	1,274,504
*MM OTC 100	29,412	1,200,042
*MM Value Equity	3,041	284,962
DLB Small Co Opportunities	790	168,296
Oppenheimer Main Street Growth & Income	8,567	778,497
Oppenheimer Quest Balanced Value	3,823	426,642
Oppenheimer Capital Appreciation	34,084	3,839,747
Oppenheimer Global	182	24,433
*MM Money Market	5,933	692,300
*MM Indexed Equity	15,231	1,539,004
*IBT Money Market Fund	25,756	25,756
Participant loans	Interest Rates ranging from 5.75% to 10.5%	435,013

TOTAL		$13,053,963

*Party-in-interest transactions.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized on this 21st day of August 2003.

FOCAL COMMUNICATIONS CORPORATION 401(K) PLAN
By:	/s/ KATHLEEN PERONE Kathleen Perone Chief Executive Officer
/s/ M. JAY SINDER M. Jay Sinder, Chief Financial Officer

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REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
Financial Statements and Supplemental Schedule
REPORT OF INDEPENDENT AUDITORS
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS (Employer Identification Number 36-4167094, Plan Number 001)
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS (Employer Identification Number 36-4167094, Plan Number 001)
NOTES TO FINANCIAL STATEMENTS (Employer Identification Number 36-4167094, Plan Number 001)
Schedule H, Line 4i—Schedule of Assets (Held at End of Year) December 31, 2001 (Employer Identification Number 36-4167094, Plan Number 001)
SIGNATURES